FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  July 31, 2003

                        Commission File Number 001-16625

                                  BUNGE LIMITED
                 (Translation of registrant's name into English)

                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F  X       Form 40-F
                                  ---               ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes           No  X
                               ---          ---

         If "Yes" is marked, indicate below the file number assigned to the registrant with Rule 12g3-2(b): 82-


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This report on Form 6-K shall be incorporated by reference into the Registration
Statement on Form F-3 (Registration No. 333-104974), as amended, Registration Statement on Form F-3 (Registration No. 333-106182), as amended, and the Registration Statement on Form F-4 (Registration No. 333-104975), as amended, filed by Bunge Limited Finance Corp. and Bunge Limited under the Securities Act of 1933, as amended, and the Registration Statements on Form S-8 (Registration Nos. 333-66594, 333-75762 and 333-76938) filed by Bunge Limited under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.


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The following is a summary of select items of the unaudited consolidated results of Bunge Limited for the second quarter of 2003, the three and six month periods ending June 30, 2003. These results include Cereol, which was acquired by Bunge in October 2002.

Second Quarter Results

Overview. Bunge Limited reported second quarter 2003 net income of $182 million, or $1.83 per share, compared to net income of $50 million, or $0.50 per share, in the second quarter of 2002. The second quarter 2003 results included a gain of $111 million, or $1.11 per share, on the sale of Bunge's Brazilian soy ingredients business to The Solae Company, its joint venture with DuPont. For the second quarter of 2003, compared to the same period last year volumes grew 19% to 28 million metric tons and net income, excluding the gain on the sale of Bunge's Brazilian soy ingredients business, increased 42% to $71 million.

Income from Operations. Income from operations increased in the fertilizer and food products divisions. Sales of fertilizer nutrient products were robust and margins expanded from last year due to higher international fertilizer prices. Edible oil products results improved primarily due to the Cereol acquisition. Income from operations declined in the agribusiness division in large part due to the appreciation of the Brazilian real and Argentine peso relative to the U.S. dollar. These currency effects were offset almost entirely by higher net foreign exchange gains, recorded in non-operating income (expense)-net, due to the natural hedge provided by debt funding commodity inventories. Bunge's results for the second quarter and six months ended June 30, 2003, include Cereol, acquired in October 2002.

Agribusiness. Sales volumes for the quarter ended June 30, 2003 increased 21%, and gross profit decreased 60%, or $125 million, from the same period last year in Bunge's agribusiness division. In the same period, income from operations decreased 97%, or $150 million, to $5 million. Net exchange gains on U.S. dollar denominated debt financing commodity inventories, included in non-operating income (expense)-net, almost entirely offset the reduction in income from operations. Sales volumes increased in oilseed processing and international marketing driven by the large South American harvest. Margins were affected by weakness in North America and Western Europe, as well as overall higher energy costs. South American results, adjusted for currency effects on commodity inventories, matched the outstanding performance of the previous year's quarter despite a more difficult foreign exchange environment. Volumes of Bunge's international marketing operations were 20% above the same quarter last year, mostly due to increased sales to China.

Fertilizers. Sales volumes for the quarter ended June 30, 2003 decreased 3%, and gross profit increased 47%, or $28 million, from the same period last year in Bunge's fertilizer division. In the same period, income from operations increased 94%, or $31 million, to $64 million. In a traditionally weaker quarter, increased international prices for imported fertilizers and raw materials helped increase local margins, as products are priced to import parity. Animal nutrient sales were robust due to a strong export market for Brazilian meat products.

Food Products. Sales volumes for the quarter ended June 30, 2003 increased 29%, and gross profit increased 84%, or $43 million, from the same period last year in Bunge's food products division. In the same period, income from operations increased 106%, or $18 million, to $35 million. Edible oil product results were significantly higher due to the inclusion of Cereol's operations in this business line and improvements in North and South America.

Solae and Saipol. On April 2, 2003, The Solae Company was formed. The Solae Company is a soy ingredients joint venture between Bunge and DuPont and a key component in the broader strategic alliance between the two companies. Solae's formation involved the contribution of Bunge's North American and European soy ingredients operations and DuPont's Protein Technologies business to the joint venture and the sale, on May 5, 2003, of Bunge's Brazilian soy ingredients business to Solae. This sale resulted in a gain of $111 million, which is included in income from operations. Bunge received $251 million in net cash proceeds, which were used to reduce outstanding indebtedness.

On July 3, 2003, Bunge completed the sale of the Lesieur bottled oil business in France to Saipol, Bunge's existing joint venture with Sofiproteol (the financial arm of the French oilseed farmer's association). Bunge received euro 186.3 million (approximately $215 million) in cash and repayment of Lesieur intercompany debt owed to Cereol at closing. Bunge used the net cash proceeds from this transaction to reduce outstanding indebtedness.

Income from Operations. Income from operations increased 4% to $205 million in the second quarter of 2003 from $197 million in the same period in 2002. Income from operations for the second quarter of 2003 does not reflect adjustments for net interest expense allocated to working capital of $20 million or foreign exchange gains allocated to working capital of $54 million for the second quarter of 2003 and income from operations for the second quarter of 2002 does not reflect adjustments for net interest expense allocated to working capital of $14 million or foreign exchange losses allocated to working capital of $72 million for the second quarter of 2002. Income from operations for the second quarter of 2003 includes the $111 million gain on the sale of Bunge's Brazilian soy ingredients business.

Non-operating Income (Expense) - net. Non-operating income (expense) - net improved by $146 million from an expense of $97 million to income of $49 million, primarily due to foreign exchange gains in Brazil on U.S. dollar denominated debt. The Brazilian real appreciated 17% against the U.S. dollar in the second quarter of 2003, compared to a devaluation of 18% in the same period last year. Partially offsetting the improvement was higher interest expense on increased debt incurred to acquire Cereol and debt assumed in the acquisition. Also, in the latter half of 2002 and May 2003, Bunge issued long-term debt at relatively higher interest rates to reduce its reliance on short-term debt and finance the current portion of long-term debt coming due.

    Non-operating income (expense) - net consisted of:

    (US$ in millions)                                       Quarter Ended
                                                              June 30,
                                                        2003           2002

    Interest income                                     $ 27           $ 19
    Interest expense                                     (47)           (32)
    Interest expense on debt financing readily
     marketable inventories                               (4)            (8)
    Foreign exchange gains (losses)                       70            (79)
    Other income                                           3              3
    Total non-operating income (expense) - net          $ 49          $ (97)

Net Income. Net income increased to $182 million in the second quarter of 2003 from $50 million in the second quarter of 2002. Second quarter 2003 net income was increased by the $111 million, or $1.11 per share, primarily due to the gain on the sale of the Brazilian soy ingredients business.

Six Month Results

Overview. Sales volumes increased 33%, and gross profit increased 6% in the six months ended June 30, 2003, over the same period last year. Income from operations increased 22% to $323 million in the same period. Income from operations included a $111 million gain on the sale of Bunge's Brazilian soy ingredients business. The income from operations from the agribusiness segment decreased from last year, primarily due to inventory mark-to-market losses in South America that resulted from the appreciation of the Brazilian real and Argentine peso. Offsetting these losses almost entirely were increases in net foreign exchange gains on the U.S. dollar denominated debt financing commodity inventories, which are included in non-operating income (expense)-net. Weakness in North American oilseed processing margins and higher energy costs also affected results. Growth in international marketing continued with a 26% increase in volumes. The fertilizer segment benefited from better margins in all business lines. Results in the food products division exceeded last year, primarily due to the inclusion of Cereol's operations in this division and improvements in edible oils in North and South America.

Income from Operations. Income from operations increased 22% to $323 million for the six months ended June 30, 2003 from $265 million in the same period in 2002. Income from operations for the six months ended June 30, 2003 does not reflect adjustments for net interest expense allocated to working capital of $39 million or foreign exchange gains allocated to working capital of $64 million for the six months ended June 30, 2003 and income from operations for the six months ended June 30, 2002 does not reflect adjustments for net interest expense allocated to working capital of $25 million or foreign exchange losses allocated to working capital of $76 million for the six months ended June 30, 2002. Income from operations for the six months ended June 30, 2003 includes the $111 million gain on sale of Bunge's Brazilian soy ingredients business.

Non-operating Income (Expense) - net. Non-operating income (expense) - net, improved by $134 million, from an expense of $106 million to income of $28 million, primarily due to foreign exchange gains in Brazil on the company's U.S. dollar denominated debt. The Brazilian real appreciated 23% against the U.S. dollar in the first six months of 2003 versus a devaluation of 18% in the same period last year. Partially offsetting the improvement was higher interest expense on increased debt incurred to acquire Cereol and debt assumed in the acquisition. Also, in the latter half of 2002 and May 2003, the company issued long-term debt at relatively higher interest rates to reduce its reliance on short-term debt and finance the current portion of long-term debt coming due.

    Non-operating income (expense) - net consisted of:

    (US$ in millions)                                    Six Months Ended
                                                              June 30,
                                                        2003           2002

    Interest income                                     $ 58           $ 52
    Interest expense                                    (103)           (70)
    Interest expense on debt financing readily
    marketable inventories                                (8)           (12)
    Foreign exchange gains (losses)                       77            (84)
    Other income                                           4              8
    Total non-operating income (expense) - net          $ 28         $ (106)

Net Income. Net income for the six months ended June 30, 2003 increased to $222 million, primarily due to the $111 million, or $1.11 per share, gain on the sale of the Brazilian ingredients' business. Net income for the same six month period in 2002 of $63 million was increased by $18 million, or $0.18 per share, as a result of tax credits relating to refunds of prior years' taxes and reversals of deferred tax asset valuation allowances.

In 2002, Bunge recorded a goodwill impairment charge of $14 million, net of tax, as a cumulative effect of change in accounting principles, resulting from the adoption of SFAS No. 142, Goodwill and Other Intangibles,

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and a $9 million charge, net of tax, resulting from the adoption of SFAS No.
143, Accounting for Asset Retirement Obligations.

Total Debt. Total debt, which includes short-term debt, current maturities of long-term debt and long-term debt, at June 30, 2003, decreased $308 million to $3,095 million from December 31, 2002, primarily due to the net proceeds of $251 million received on the sale of the Bunge's Brazilian soy ingredients business to The Solae Company. Since the sale of Lesieur was completed in early July 2003, the $215 million in proceeds that Bunge received has not been reflected in Bunge's total debt at June 30, 2003. Bunge's total debt has not been adjusted to take into account the $441 million in cash and cash equivalents and $13 million in marketable securities that Bunge had at June 30, 2003. At December 31, 2002, Bunge had $470 million in cash and cash equivalents and $12 million in marketable securities. In addition, total debt has not been adjusted for the $1,949 million of readily marketable inventories that Bunge had at June 30, 2003. At December 31, 2002, Bunge had $1,517 million in readily marketable inventories. Readily marketable inventories are agricultural inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms.


     Summary of Results
     (In millions, except volumes, per share data and percentages)


                                        Quarter Ended           Percent
                                 06/30/2003      06/30/2002      Change
    Volumes (in thousands of
     metric tons)                    28,027          23,552        19%
    Net sales                        $5,226          $3,103        68%
    Gross profit                        266             320       (17)%
    Income from operations (1)          205             197         4%
    Non-operating income
     (expense) - net                     49             (97)     (151)%
    Income tax expense                  (47)            (36)       31%
    Income before minority interest     207              64       223%
    Minority interest                   (25)            (14)       79%
    Net income                         $182             $50       264%

    Earnings per common
     share - basic:
    Net income per share              $1.83            $.50       266%

    Weighted average number
     of shares outstanding       99,696,727      99,249,886

    Management's Performance Measurement
    EBITDA (2)                         $294            $144       104%


    (1) Income from operations for the quarter ended June 30, 2003, includes a $111 million gain on the sale of Bunge's Brazilian soy ingredients business to The Solae Company.

    (2) Management uses selected non-GAAP performance measures for purposes of assessing profitability, leverage capacity and solvency. A reconciliation of these measures to the most directly comparable U.S. GAAP measure is provided below in the section "Reconciliation of Non-GAAP Measure."

     Summary of Results
     (In millions, except volumes, per share data and percentages)


                                      Six Months Ended              Percent
                                 06/30/2003      06/30/2002          Change
    Volumes (in thousands
     of metric tons)                 50,838          38,127           33%
    Net sales                       $10,110          $5,787           75%
    Gross profit                        534             504            6%
    Income from operations (1)          323             265           22%
    Non-operating income
     (expense) - net                     28            (106)        (126)%
    Income tax expense                  (84)            (39)         115%
    Income before minority interest     267             120          123%
    Minority interest                   (45)            (34)          32%
    Income before cumulative
     effect of change in
     accounting principles              222              86          158%
    Cumulative effect of
     change in accounting
     principles, net of
     tax of $6 (2002) (2)                --             (23)
    Net income                         $222             $63          252%

    Earnings per common
     share - basic:
    Income before cumulative
     effect of change in
     accounting principles            $2.23            $.93          140%
    Cumulative effect of change
     in accounting principles (2)        --            (.25)
    Net income per share              $2.23            $.68          228%

    Weighted average number
     of shares outstanding       99,641,565      92,452,815

    Management's Performance Measurement
    EBITDA (3)                         $449            $235           91%

    (1) Income from operations for the six months ended June 30, 2003, includes a $111 million gain on the sale of Bunge's Brazilian soy ingredients business to The Solae Company.


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    (2) Effective January 1, 2002, Bunge adopted SFAS No. 142, Goodwill and
        Other Intangibles. As a result of the SFAS No. 142 adoption, in the first quarter of 2002, Bunge recorded a charge of $14 million, net of tax, representing a write-off of goodwill in the milling and baking products segment. Effective January 1, 2002, Bunge adopted SFAS No. 143, Accounting for Asset Retirement Obligations. As a result of the early adoption of SFAS No. 143, Bunge recorded a cumulative effect of a change in accounting principle charge of $9 million, net of tax.

    (3) Management uses selected non-GAAP performance measures for purposes of assessing profitability, leverage capacity and solvency. A reconciliation of these measures to the most directly comparable U.S. GAAP measure is provided below in the section "Reconciliation of Non-GAAP Measure."

     Segment Results
     (In millions, except volumes and percentages)

                                Bunge Limited and
                            Consolidated Subsidiaries            Cereol (2)
                                Quarter Ended          Percent  Quarter Ended
                          06/30/2003   06/30/2002       Change   06/30/2003
    Volumes (in thousands
     of metric tons)
      Agribusiness            23,906       19,749          21%        2,870
      Fertilizer               2,417        2,482         (3)%           --

      Edible Oil Products        823          393         109%          434
      Milling and Baking
       Products (1)              873          897         (3)%           --
      Other (1)                    8           31        (74)%           --
        Food Products          1,704        1,321          29%          434
    Total                     28,027       23,552          19%        3,304

    Gross Profit
      Agribusiness               $84        $ 209        (60)%          $17
      Fertilizer                  88           60          47%           --

      Edible Oil Products         69           22         214%           42
      Milling and Baking
       Products (1)               24           23           4%           --
      Other (1)                    1            6         (83)%          --
        Food Products             94           51          84%           42
    Total                      $ 266        $ 320         (17)%         $59

    Income from Operations
      Agribusiness                $5        $ 155         (97)%         $ 1
      Fertilizer                  64           33          94%           --

      Edible Oil Products         26            3         767%           17
      Milling and Baking
       Products (1)                8            9         (11)%          --
      Other (1)                    1            5         (80)%          --
        Food Products             35           17         106%           17
      Gain on Sale of Soy
       Ingredients               111           --                        --
      Unallocated                (10)          (8)                        3
    Total                      $ 205        $ 197           4%          $21


    (1) In the first quarter of 2003, Bunge changed the name of its wheat milling and bakery products segment to "milling and baking products" in connection with the reclassification of its corn milling products


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        business line from the "other" segment to the milling and baking products segment. As a result of this change, the other segment consisted of soy ingredients until its assets were sold in May 2003 to The Solae Company, Bunge's joint venture with DuPont. Second quarter 2002 amounts have been reclassified to reflect this change.

    (2) Effective October 2002, Cereol is a consolidated subsidiary of Bunge, and its results of operations are included in Bunge's consolidated results of operations for the quarter ended June 30, 2003. Cereol's volume, gross profit and income from operations by segment, as prepared under U.S. GAAP, are being presented separately for informational purposes only.

     Segment Results
    (In millions, except volumes and percentages)

                             Bunge Limited and                     Cereol (2)
                         Consolidated Subsidiaries                 Six Months
                              Six Months Ended          Percent      Ended
                          06/30/2003    06/30/2002       Change    06/30/2003

    Volumes (in thousands
     of metric tons)
      Agribusiness            43,007       31,294          37%        5,992
      Fertilizer               4,278        4,291          --%           --

      Edible Oil Products      1,682          749         125%          930
      Milling and Baking
       Products (1)            1,731        1,734          --%           --
      Other (1)                  140           59         137%          105
        Food Products          3,553        2,542          40%        1,035
    Total                     50,838       38,127          33%        7,027

    Gross Profit
      Agribusiness             $ 193        $ 286         (33)%         $35
      Fertilizer                 148          114          30%           --

      Edible Oil Products        133           47         183%           84
      Milling and Baking
       Products (1)               42           45          (7)%          --
      Other (1)                   18           12          50%            8
        Food Products            193          104          86%           92
    Total                      $ 534        $ 504           6%         $127

    Income from Operations
      Agribusiness               $50        $ 186         (73)%          $1
      Fertilizer                 106           62          71%           --

      Edible Oil Products         53            9         489%           36
      Milling and Baking
       Products (1)               11           15         (27)%          --
      Other (1)                   11            8          38%            4
      Food Products               75           32         134%           40
      Gain on Sale of
       Soy Ingredients           111           --                        --
      Unallocated                (19)         (15)                       --
    Total                      $ 323        $ 265          22%          $41


    (1) In the first quarter of 2003, Bunge changed the name of its wheat milling and bakery products segment to "milling and baking products" in connection with the reclassification of its corn milling products business line from the "other" segment to the milling and baking products segment. As a result of this change, the other segment consisted of soy ingredients until its assets were sold in May 2003 to The Solae Company, Bunge's joint venture with DuPont. The first six months of 2002 amounts have been reclassified to reflect this change.


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    (2)  Effective October 2002, Cereol is a consolidated subsidiary of Bunge, and its results of operations are included in Bunge's consolidated results of operations for the six months ended June 30, 2003. Cereol's volume, gross profit and income from operations by segment, as prepared under U.S. GAAP, are being presented separately for informational purposes only.

Reconciliation of Non-GAAP Measure

EBITDA. Bunge presents EBITDA, or earnings before interest, tax, depreciation and amortization, because management believes it is a meaningful measure of Bunge's operating performance. EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under U.S. GAAP as a measure of performance.

Below is a reconciliation of net income to EBITDA:

                                                         Quarter Ended
    (US$ in millions)                             06/30/2003     06/30/2002
    Net income (1)                                    $182            $50
    Add back:
      Interest expense                                  47             32
      Interest expense on debt financing
       readily marketable inventories                    4              8
      Income tax expense                                47             36
      Depreciation, depletion & amortization            41             37
    Less:
      Interest income                                  (27)           (19)
    EBITDA                                            $294           $144


                                                       Six Months Ended
    (US$ in millions)                             06/30/2003     06/30/2002
    Net income (1)                                    $222            $63
    Add back:
      Cumulative effect of change
       in accounting principles                         --             23
      Interest expense                                 103             70
      Interest expense on debt
       financing readily marketable inventories          8             12
      Income tax expense                                84             39
      Depreciation, depletion & amortization            90             80
    Less:
      Interest income                                  (58)           (52)
    EBITDA                                            $449           $235

    (1) Net income for the quarter ended and six months ended June 30, 2003, includes a $111 million gain on the sale of Bunge's Brazilian soy ingredients business to The Solae Company.

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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2003                              BUNGE LIMITED



                                                 By: /s/ William M. Wells
                                                     ---------------------------
                                                     William M. Wells
                                                     Chief Financial Officer